BELLEROPHON THERAPEUTICS, INC.

 20 Independence Boulevard, Suite 402

Warren, New Jersey 07059

(908) 574-4770

October 16, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Bellerophon Therapeutics, Inc. – Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-272359)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bellerophon Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-272359), together with the exhibits and amendments thereto, which was filed on June 2, 2023 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was declared effective by the Commission on June 9, 2023, but no securities have been issued or sold under the Registration Statement.

Accordingly, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have questions regarding this request, please contact the Company’s legal counsel, Jeffrey Schultz, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC, at (212) 692-6732.

Very truly yours,

/s/ Peter Fernandes
Chief Executive Officer

cc: Jeffrey Schultz, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC